Filed by MGM Growth Properties LLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: VICI Properties Inc.

Commission File No.: 000-55791

Date: January 16, 2018

Proposal to combine with VICI A superior path to value creation for VICI shareholders January 2018

Forward-Looking Statements Statements in this communication that are not historical facts are “forward-looking” statements and “safe harbor statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including those described in MGM Growth Properties’ (“MGP”) public filings with the Securities and Exchange Commission (“SEC”). MGP has based forward-looking statements on management's current expectations and assumptions and not on historical facts. Examples of these statements include, but are not limited to, the ultimate outcome of discussions regarding any potential transaction between MGP and VICI Properties Inc. (“VICI”). These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include risks related to MGP’s ability to receive, or delays in obtaining, any regulatory approvals required to own its properties, or other delays or impediments to completing MGP’s planned acquisitions or projects, including the proposed transaction with VICI or any acquisitions of properties from MGP; the ultimate timing and outcome of any planned acquisitions or projects; the possibilities that MGP will not pursue a transaction with VICI or that VICI will not engage in negotiations with respect to a transaction with MGP; if a transaction between MGP and VICI were to occur, the ultimate outcome and results of integrating the assets that would be acquired by MGP in such a transaction and the effects of the transaction between MGP and VICI, including effects on MGP’s financial condition, operating results, strategy and plans following the transaction; MGP’s ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; MGP’s ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to MGP; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in MGP’s periodic reports filed with the Securities and Exchange Commission. In providing forward-looking statements, MGP is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise, except as required by law. If MGP updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those other forward-looking statements.   Non-GAAP Disclaimer This communication includes certain “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934, as amended, including Adjusted EBITDA, and Adjusted Funds from Operations (“AFFO”). Management recommends that you focus on the U.S. GAAP numbers as the best indicator of financial performance. These alternative measures are provided only as a supplement to aid in your analysis. AFFO and Adjusted EBITDA do not represent cash flow from operations as defined by U.S. GAAP, should not be considered as an alternative to net income as defined by U.S. GAAP and are not indicative of cash available to fund all cash flow needs. Investors are also cautioned that AFFO and Adjusted EBITDA as presented, may not be comparable to similarly titled measures reported by other REITs due to the fact that not all real estate companies use the same definitions. Schedules that reconcile the non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles in the United States are included in MGP’s earnings releases that have been furnished with the SEC and are available on MGP’s website at http://www.mgmgrowthproperties.com   Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which MGP has made for an acquisition of VICI. In furtherance of the acquisition proposal and subject to future developments, MGP may file a registration statement with the SEC. Investors and security holders are urged to read the registration statement and other documents filed by MGP with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by MGP through the website maintained by the SEC at http://www.sec.gov.; These documents (when they are available) can also be obtained free of charge by directing a written request to MGM Growth Properties LLC, 1980 Festival Plaza Drive, Suite #750, Las Vegas, NV 89135, Attention: Investor Relations, or by calling (702) 669-1470.   This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Disclaimer

Proposed transaction summary MGP has offered $19.50 per share to VICI shareholders 100% stock transaction where VICI shareholders receive MGP shares for each VICI share (based on a fixed exchange ratio) Consideration Combination will create a better positioned company with greater capitalization Combined enterprise value of approx. $22bn1 Pro forma net leverage of ~5.75x expected at closing Pro forma capitalization VICI shareholders will own approximately 43% of the combined company MGP shareholders will own approximately 57% of the combined company MGM economic ownership will be reduced to 41% VICI shareholders will meaningfully participate in value creation Pro forma ownership ____________________ 1 Combined enterprise value of approx. $22bn includes $11.4bn of MGP enterprise value and $10.3bn of VICI enterprise value, assuming $18.50 price per share based on December 2017 private placement

Largest net lease REIT by enterprise value Top 15 public REIT in the RMZ by enterprise value The combination will create a must-own REIT Immediate Financial Benefits Positioned for Superior Value Creation Premier Portfolio of Net Lease Leisure Assets Enhanced Transaction Certainty & Value Clear Benefits vs. IPO Formation of Industry Leader Combined company better positioned for sector-leading valuation and multiple expansion MGP has outperformed peer net lease REITs since its IPO1 Enhanced tenant and geographic diversification Highly diversified sources of revenue including hospitality, entertainment and gaming Offer not contingent on accessing any 3rd party sources of capital Avoids the risks associated with accessing the equity market and pricing uncertainty Immediately accretive to AFFO Corporate efficiencies spread across increased scale Avoid dilution from IPO fees and discount No shareholder lock-up ____________________ 1 See page 5

Establishes the largest net lease REIT ____________________ Source: Company data; Factset as of 01/12/18 1 MSCI US REIT Index, which includes 152 publicly traded equity REITS as of 12/29/17 Net lease REIT landscape by enterprise value ($bn) RMZ1 REIT landscape by enterprise value ($bn) 1 Simon Property Group 75 2 Prologis 47 3 Equinix 43 4 Public Storage 39 5 GGP 36 6 Welltower 35 7 Equity Residential 33 8 Ventas 31 9 Boston Properties 31 10 AvalonBay Communities 30 11 Digital Realty Trust 28 12 Vornado Realty Trust 24 13 PF Company 22 14 Colony Northstar 21 15 Realty Income Corp 21 16 Essex Property Trust 21 17 HCP 19 18 Host Hotels & Resorts 18 19 SL Green Realty 17 20 Alexandria Real Estate 17 22 13 MGP + VICI

MGP has a proven track record of value creation Total shareholder return since MGP IPO MGP 42.7% RMZ (3.7)% Net lease REITs1 2.3% ____________________ Source: FactSet as of 01/12/18; Note: Assumes dividends are reinvested 1 Net lease REITS include: ADC, EPR, FCPT, GLPI, GNL, GPT, GTY, LXP, NNN, O, SAFE, SIR, SRC, STOR, VER, WPC

Formation of an industry leader ____________________ Source: VICI and MGP filings 1 1H’17 annualized for pro forma events; 2 Assumed net cost synergies of $20mm; 3 Includes Harrah’s Las Vegas (96,000 sq. ft. of casino space, 24,000 sq. ft. of meeting space and 2,530 hotel rooms), assumes Caesars does not exercise repurchase option in connection with sale to tenant competitor; 4 Assumes LTM 09/30/17 for VICI and fiscal year 2016 for MGP; 5 Represents VICI 2017E EBITDAR pro forma for $132mm of Harrah’s Las Vegas LTM 9/30/2017 EBITDAR; MGP + VICI includes MGM LTM 9/30/2017 adjusted EBITDA for MGP-owned properties; 6 Long-term corporate S&P family rating as of 12/01/17 VICI1 Casino + convention space (sq. ft.)3 2.1mm Hotel rooms3 14,500 MGP + VICI 5.9mm 42,000 Rent coverage4 3.6x 3.9x % EBITDAR from Las Vegas5 38% 50% % rent from largest tenant 100% 51% LTM EBITDA $0.7bn1 $1.5bn2 Properties 20 32 ü States 9 11 % rent from tenants BB- or higher6 0% 51% B+ (100%) BB- (51%) / B+ (49%) ü ü ü ü ü ü ü ü

Diversified portfolio of best-in-class assets MGP assets MGP ROFO asset VICI Call Option assets VICI assets Las Vegas Northeast South Nevada (excl. LV) Midwest

Superior path to value creation ____________________ Source: FactSet as of 01/12/18 Note: Please see appendix for additional detail Multiple expansion scenarios Value to VICI shareholders from proposed combination Illustrative value per share Value to VICI shareholders Does not include the impact of IPO fees, discount, dilution and market uncertainty

A compelling proposal for shareholders Greater scale Established public investor base No shareholder lock-up / enhanced free float Diversified and improved tenant profile Better capitalization Positioned for sector leading valuation Avoid dilution from IPO fees and discount Standalone þ ý ý ý ý ý ý þ þ þ þ þ ý þ

Appendix

VICI pre-IPO financial metrics reconciliation ($mm and mm, except per share) ____________________ Source: VICI filings; 1 Per latest amended Form-10 (10/23/17); Six months ended June 30, 2017; 2 Midpoint of estimated $22-24mm incremental SG&A costs expected to be incurred per November 2017 investor presentation; 3 Initial lease payment for Harrah's Las Vegas based on 8-K / press release (11/29/17); 4 Delta of cash interest expense of pro forma capital structure ($1.55bn of CPLV CMBS at 4.5%, $2.5bn of first lien debt at L+225, and $0.8bn of second lien notes at 8%) and 1H'17 annualized net interest expense of $247mm (per Form 10); 5 Represents 2 months of 2% annual growth on CPLV lease that becomes effective on 11/1/18 per CPLV lease documents; 6 Latest amended Form-10 (10/23/17); Diluted shares outstanding as of June 30, 2017; 7 8-K / press release as of 12/11/17

Combination proposal – Including impact of MGP ROFO and VICI call options

VICI value creation backup – Including impact of MGP ROFO and VICI call options ($mm, except per share)

	At current MGP multiple	Multiple expansion (+1x)	Multiple expansion (+2x)
	13.1x	14.1x	15.1x
MGP 2018E AFFO per share - Consensus average[1]	$2.19		
MGP diluted shares	266.5		
MGP standalone 2018E AFFO - Consensus average	$583		
Plus: VICI standalone estimated 2018E AFFO	476		
Plus: Estimated net cost synergies[2]	20		
Pro forma combined 2018E AFFO	$1,079		
Plus: MGP ROFO and call options acquired rent[3]	183		
Less: Interest expense on new debt issued[4]	(38)		
Pro forma combined 2018E AFFO (post-call options / ROFO)	$1,223		
MGP Price / 2018E AFFO - Consensus average	13.1x	14.1x	15.1x
Implied pro forma combined equity value	$15,972	$17,196	$18,419
MGP diluted shares	266.5		
VICI current diluted shares	300.3		
Implied exchange ratio ($19.50 / $28.82)[5]	*0.677x*		
New MGP shares issued to VICI shareholders	203.2		
Pro forma combined diluted shares	469.7	469.7	469.7
New shares issued in follow-on offering to partially fund MGP ROFO / VICI call options[6]	28.1	26.0	24.2
Pro forma diluted shares	497.8	495.7	493.9
Pro forma MGP price per share	**$32.09**	**$34.69**	**$37.29**
Pro forma VICI value per share	**$21.71**	**$23.47**	**$25.23**

MGP ROFO and VICI call options ($mm)

Sources	
New debt / MGP cash on hand[7]	$1,050
Follow-on equity / OP units	919
Total sources	**$1,969**
Uses	
Acquire VICI call option prop.	$1,300
Acquire MGM Springfield RE[8]	637
Transaction expenses[9]	32
Total uses	**$1,969**
Acquired rent / EBITDA	
VICI call options rent / EBITDA[3]	$130
MGM Springfield EBITDA[3]	$95
Estimated rent coverage	1.8x
Acquired rent / EBITDA[3]	$53
Agg. acquired rent / EBITDA	**$183**

Source: Company filings; [1] Based on consensus average of 2018E AFFO per share from the following research reports: Evercore ISI (11/8/17), Ladenburg Thalmann (11/9/17), J.P. Morgan (11/8/17), Bank of America Merrill Lynch (11/8/17) and SunTrust Robinson Humphrey (11/8/17); [2] Estimated net cost synergies; [3] Equals $130mm in rent for call option properties per VICI investor presentation (11/14/17); MGM Springfield rent ($53mm) estimated based on run-rate research consensus average run-rate EBITDA for Springfield and a 1.8x rent coverage ratio; [4] Based on illustrative interest rate of 4.5%; [5] Based on offer price of $19.50 and 20-day VWAP for MGP as of 1/12/18 per Bloomberg; [6] Assumes file-to-offer discount of 3% on public equity issuance and pro forma MGP share prices of $32.09, $34.69, $37.29, at various pro forma multiples; [7] Based on net leverage of 5.75x; [8] MGM Springfield rent ($53mm) estimated based on run rate research consensus average EBITDA for Springfield and a 1.8x rent coverage ratio; Purchase multiple based on a weighted average of Borgata and MGM National Harbor multiples (12.1x); [9] Based on 1% debt issuance fees and 4% equity issuance fees on public equity excluding MGM Springfield equity contributed as OP units

MGM GROWTH PROPERTIES™

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